# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Allot Ltd., CIK 0001365767
CUSIP: M0854Q105
Title of class of securities: Ordinary Shares, par value ILS 0.10 per share
Address of issuer's principal executive offices: 22 Hanagar Street, Neve Ne'eman Industrial Zone B, Hod-Hasharon, Israel (L3), 4051317
Date of event which requires filing of this statement: 11/18/2025
Filed by CIK 0001290162
Persons authorized to receive notices and communications: Adriana Schwartz, Esq., 919 Third Avenue, Schulte Roth & Zabel LLP, New York, New York (NY), 10022, (212) 756-2000

## Reporting persons
- QVT Financial LP (CIK 0001290162): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 5,062,523; shared voting power 0; sole dispositive power 5,062,523; shared dispositive power 0; aggregate amount beneficially owned 5,062,523 (10.45% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value ILS 0.10 per share
Name of issuer: Allot Ltd.
Address of issuer's principal executive offices: 22 Hanagar Street, Neve Ne'eman Industrial Zone B, Hod-Hasharon, Israel (L3), 4051317

## Item 2. Identity and Background
Name of person filing: QVT Financial LP
Residence or business address: 888 Seventh Avenue, 43rd Floor, New York, NY 10106
Present principal occupation or employment: Investment management
Criminal convictions in the last five years: Not applicable
Civil proceedings (securities laws) in the last five years: Not applicable
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Ordinary Shares beneficially owned by the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 5,062,523 Ordinary Shares beneficially owned is approximately $36,287,099, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons expect to review on a continuing basis their investment in the Ordinary Shares and the Issuer's business, affairs, operations, financial position, capital needs, governance, management, strategy and future plans. As part of their review, they may from time to time engage in discussions or otherwise communicate about such matters with others, including, without limitation, members of the Board, management or representatives of the Issuer, other shareholders of the Issuer and other relevant parties. Based on such review and any such communications, as well as general economic, market and industry conditions and prospects existing at the time, the Reporting Persons may, subject to any then existing legal or contractual limitations: (a) purchase additional shares of Ordinary Shares, warrants, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (b) sell all or a portion of the Shares of Ordinary Shares, warrants, options or related derivatives now beneficially owned or hereafter acquired by them; (c) enter into and/or dispose of certain derivative transactions with one or more counterparties and/or (d) to the extent permitted by applicable laws, borrow securities, including the Ordinary Shares, for the purpose of effecting, and effect, short sale transactions, and purchase securities for the purpose of closing out short positions in such securities. In addition, the Reporting Persons may evaluate, discuss and/or take action with respect to plans or proposals that could relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

The Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so. The Reporting Persons are not obligated to take or refrain from taking any action with respect to any plans or proposals that the Reporting Persons may evaluate, discuss or determine to pursue. Accordingly, the Reporting Persons reserve the right to revise their plans or intentions at any time and to take any and all action that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, subsequent developments regarding or affecting the Issuer and the general business and future prospects of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: All percentages referred to on the cover pages are determined using a denominator of 48,452,616 Ordinary Shares outstanding as of October 29, 2025, which is the total number of Ordinary Shares outstanding as reported in the Issuer's Proxy Statement, filed with the Securities and Exchange Commission on November 12, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: 5,062,523
Transactions in the class effected during the past sixty days: The transactions in the Ordinary Shares during the past 60 days by the Reporting Persons are set forth on Exhibit 1 attached hereto and are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1 - Transactions in Ordinary Shares

## Signatures
- QVT Financial LP: /s/ Meg Eisner, Authorized Signatory (11/20/2025)